FOR IMMEDIATE RELEASE

Media Contacts:
Hiebing	Hiebing
Marcie Waters	Erin Elliott
608-256-6357	920-592-3555
mwaters@hiebing.com	eelliott@hiebing.com

Investor Relations Contact:
Schneider
Pat Costello
920-592-SNDR (7637)
investor@schneider.com

Schneider National, Inc. Announces Quarterly Dividend

GREEN BAY, Wis. – (August 1, 2018) – Schneider National, Inc. (NYSE: SNDR) announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share on its Class A and Class B common stock, payable to shareholders of record as of September 14, 2018. The dividend is expected to be paid on October 8, 2018.

About Schneider National, Inc.
Schneider is a leading transportation and logistics services company providing a broad portfolio of premier truckload, intermodal and logistics solutions and operating one of the largest for-hire trucking fleets in North America.

Source: Schneider SNDR

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